

April 13, 2016

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

      Re: Nuveen Unit Trust, Series 133
         File No.333-210180

Dear Mr. Warren:

      On March 14, 2016, you filed a registration statement on Form S-6 for Nuveen Unit Trust, Series 133, consisting of two underlying unit investment trusts, Zacks Select Equities Blend Portfolio, 2Q 2016 and Zacks Select Equity Income Portfolio, 2Q 2016 (the "Trusts"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Zacks Select Equities Blend Portfolio, 2Q 2016 Prospectus

Growth Screening Process (p. 3)

1. Please define "Zacks Rank" and explain what it means to have a Zacks Rank of 'Buy' or 'Strong Buy' in the filing. Please also explain supplementally whether all of the Zacks ranking information is publicly available.

Value Screening Process (p. 3)

2. In the first bullet point, please clarify whether the phrase "that have a share price of less than $5" applies to only stocks or to all four of the types of securities listed. In other words, are only stocks that have a share price of less than $5 excluded or are all over-the-counter stocks with a share price of less than $5, all closed-end funds with a share price of less than $5, and all real estate investment trusts with a share price of less than $5 also excluded.

Final Portfolio (pp.3-4)

3. The first sentence of the third paragraph states that a security will be removed if it has a pending cash or stock merger and acquisition or bankruptcy "which in the opinion of the Sponsor will likely lead to delisting the security chosen." Since the Trust includes Hypothetical Performance Information, please revise this sentence to objectively state under what circumstances such a security will be removed. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

4. With respect to your statement that "[e]ven though the securities were equally weighted as of the Security Selection Date, on the date of deposit, the stocks in the portfolio may no longer be equally weighted because of market price movements of the stocks," please disclose the expected time span between the Security Selection Date and the date of deposit. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Portfolio Composition (p. 4)

5. Please disclose any limitations on the amount that the Trust may invest in MLPs. In this regard, please note that if the Trust intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code, it may not invest more than 25% of its total assets in MLPs.

Definitions (p. 4)

6. Please briefly explain in the filing what a "consensus estimate" is.

7. Please explain in the filing what you mean when you state that "[t]hese 4 scores are combined, and result in an aggregate measure to create three styles: value, growth and core." Consider providing examples.

8. Please revise the Earnings Stability definition so that it is written in plain English.

Zacks Investment Management (p.5)

9. Please define "Zacks Investment Philosophy."

Hypothetical Performance Information (pp. 5-6)

10. Given that the Sponsor does not actively manage the Portfolio, please explain and disclose what you mean when you state that the Trust may sell securities "to protect the Trust." In this regard, if the security selection process allows the Sponsor discretion in structuring the Fund's portfolio, you may not include hypothetical performance. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

11. Please move this section so that it appears after the Example on p. 13. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Hypothetical Performance Is no Guarantee of Future Results (p. 7)

12. The first paragraph following the hypothetical return tables states that the Hypothetical Strategy figures reflect the deduction of the maximum sales charge for the first year, and a reduced sales charge in the remaining years. Please also disclose whether the annual operating expenses of the Trust are reflected in the hypothetical return tables. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Principal Risks (pp. 7-11)

13. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected "for reasons such as the following." Please revise the preamble so that it is clear that the section describes all principal risks of investing in the Trust. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

14. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-25). This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

15. As you have included emerging markets risk as a principal risk of investing in the fund, please disclose in the Principal Investment Strategy section that the fund will invest in emerging markets. Also, please disclose how the Trust determines that a company is an emerging market company. These comments apply to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

16. When determinable, please add a risk corresponding to the statement on page 2 that "[a]s a result of this methodology, the Trust is concentrated in the ___ sector." This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Fee Table (pp. 12-13)

17. Footnote (4) states: "The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date." Please disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

18. Footnote (5) refers to a "consulting fee paid to Zacks for its assistance with the Trust's portfolio." Please explain to the staff in your response letter why Zacks is not considered an investment adviser to the Trust under the Investment Company Act of 1940 (the "1940 Act").

See Section 2(a)(20) of the 1940 Act. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Example (p. 13-14)

19. Please define "Standard Account" and "Fee Based Account" before or concurrently with using the terms. This comment applies to the Zacks Select Equity Income Portfolio, 2Q 2016 prospectus, as well.

Zacks Select Equity Income Portfolio, 2Q 2016 Prospectus

Selection of Portfolio Securities (pp. 19- 20)

20. Please define the capitalized term "Zacks Rank Model" and explain what it means to have a Zacks Rank of 'Buy' or 'Strong Buy' in the filing.

21. In the second bullet, please clarify whether each of the four factors applies separately or whether a security would have to fail all four criteria before it would be excluded from the Trust.

22. Please explain in the filing how the "payout ratio rank and the yearly dividend growth rank are combined to create a combined ranking." Consider providing examples.

23. In the sixth bullet, please clarify, if true, that in this step, all of the securities are ranked together and no longer ranked within a GICS sector.

Final Trust Portfolio Construction Screen (p. 20)

24. The first paragraph states that securities not meeting the Trust's liquidity check will be removed from the Trust. If a security is removed and replaced during this step, please clarify how the replacement security will be weighted or whether the entire portfolio will be reweighted according to the criteria described above.

General Comments

25. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

26. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

27. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6751.

Sincerely,

/s/ Alison White

Alison White
Senior Counsel